Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Adherex Technologies Inc. 4620 Creekstone Drive, Suite 200 Durham, NC 27703

Item 2	Date of Material Change

February 14, 2007

Item 3	News Release

Press Release of Adherex Technologies Inc. dated February 14, 2007 is attached as Exhibit “A” to this report.

Item 4	Summary of Material Change

On February 14, 2007, Adherex announced that it had filed a final short form prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario. The filing is further to the January 19, 2007 announcement of an equity offering of up to US$25 million and the filing of a preliminary short form prospectus. The prospectus qualifies a public offering of (i) 30,304,000 units of the Company on a firm underwritten basis at a purchase price of US$0.33 per unit, and (ii) up to 45,455,000 additional units on a best efforts agency basis on the same terms. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of US$0.40 per share at any time for a period of three years from the closing of the offering. The closing is expected to occur on or about February 21, 2007, subject to the fulfillment of the conditions of the underwriting and agency agreement.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Scott Murray, Vice President, General Counsel and Corporate Secretary of Adherex, is knowledgeable about the material change and this report. His business telephone number is (919) 484-8484.

Item 9	Date of Report

February 14, 2007.